EXHIBIT B

ROYALTY AGREEMENT

This Royalty Agreement (this "Agreement") is dated as of September 25, 2017, by and among PureSafe Water Systems, Inc. (the "Seller"), GME Innotainment, Inc. (the "Purchaser"), and Sustainable Resources Corporation, a Delaware corporation (the "Company").

R E C I T A L S

WHEREAS, the parties have entered into a Securities Exchange Agreement in connection with the transfer of 100% of the Company’s outstanding common stock held by Seller to Purchaser; and

WHEREAS, as part of the consideration for the transfer, Purchaser and Company have agreed to pay Seller a royalty on certain sales as set forth in this Agreement; and

WHEREAS, the execution and delivery by the parties to this Agreement is a precondition to the closing of the Securities Exchange Agreement.

A G R E E M E N T

NOW THEREFORE, for an in consideration of the premises hereof and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.Beginning July 1, 2018, for a period of five (5) years from the date hereof, Buyer shall pay to Seller a royalty equal to five percent (5%) of the Company’s gross sales as hereinafter defined (the “Gross Sales”), with a minimum of royalty equal to ten thousand dollars ($10,000.00) per month, payable quarterly.  Gross Sales shall include all revenue derived from sales of the Company’s product(s), excluding any revenue collected for shipping or freight charges, or sales taxes.  Gross Sales shall be calculated on a quarterly basis, and paid to Seller within 15 days of the conclusion of each calendar quarter.  Payments will be due and payable on April 15, July 15, October 15, and January 15 of each calendar year. In the event that any such date is not a business day, payment shall be due and payable on the immediately following business day after such date.

2.It is the intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, such provisions shall be deemed amended to delete the offending portion, with the remainder of the Agreement to remain in full force and effect.

EXHIBIT B

3.This Agreement may be amended, modified, terminated, rescinded or supplemented only by written agreement of the parties hereto.  This Agreement and all of the provisions hereof shall be binding upon the Buyers, and each of them, and their respective heirs, personal representatives, successors and assigns, and shall inure to the benefit of Seller and its successors and assigns.  This Agreement shall be governed by and construed in accordance with the laws of the State of Utah applicable to contracts made and to be performed wholly within the state.

IN WITNESS WHEREOF, the parties hereto have executed this Royalty Agreement to be effective as of the date first set forth above.

SELLER		BUYER

PURESAFE WATER SYSTEMS, INC.		GME INNOTAINMENT, INC.

By:	/s/ Leslie Kessler	By:	/s/ Matthew Miller
	Leslie Kessler		Matthew Miller
	Chief Executive Officer		Chief Executive Officer

COMPANY

SUSTAINABLE RESOURCES CORPORATION

By:	/s/ Yves Michel
Yves Michel
President